FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of DECEMBER, 2005


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: DECEMBER 08, 2005



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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            08 December 2005, Transaction in Own Shares


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Exhibit 99


Unilever NV and Unilever PLC

8 December 2005



Unilever NV and Unilever PLC - Transactions in Own Shares



Unilever NV announces that on 8 December 2005, it purchased 60,000 Unilever NV ordinary shares (in the form of depositary receipts thereof) at prices between euro 57.65 and euro 58.05 per share. The purchased shares will be held as treasury shares.

Unilever NV also announces that 478 Unilever NV ordinary shares held as treasury shares were released under Employee Share Plans.

Following the above purchase and release, Unilever NV together with subsidiary companies, holds 24,431,416 Unilever NV ordinary shares in treasury, and has 547,144,484 Unilever NV ordinary shares in issue (excluding treasury shares).

Unilever PLC announces that on 8 December 2005, it purchased 615,000 Unilever PLC ordinary shares at prices between 566.5 pence and 570.5 pence per share. The purchased shares will be held as treasury shares.

Following the above purchase, Unilever PLC holds 25,668,074 Unilever PLC ordinary shares in treasury, and has 2,885,790,506 Unilever PLC ordinary shares in issue (excluding treasury shares).

Contact:

Unilever NV: Tanno Massar, Press Office, Rotterdam (Tel. +31 10 2174844)

Unilever PLC: Alison Dillon, Corporate Secretaries, London (Tel. +44 207 822
5746)